FEDERAL INSURANCE COMPANY

Endorsement No: 13

Bond Number: 82416704

NAME OF ASSURED: MANAGER DIRECTED PORTFOLIOS (F/K/A THE ROXBURY FUNDS)

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Marmont Redwood International Equity Fund
Marmont Redwood Emerging Markets Fund

This Endorsement applies to loss discovered after 12:01 a.m. on February 14, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2018

By _____
Authorized Representative

March 19, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
        File No. 811-21897
        Rule 17g-1 Filing of Fidelity Bond Amendments

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios (f/k/a Roxbury Funds).

- a copy of the executed Investment Company Protection Bond Endorsement No. 13 (effective February 14, 2018) adding the Marmont Redwood International Equity and Marmont Redwood Emerging Markets Funds to the schedule of funds is enclosed;

- the original Fidelity Bond was previously filed on September 1, 2017;

- no additional premiums were required to be paid.

If you have any questions about this filing, please contact the undersigned at 414-765-5606.

Sincerely,

/s/ Nathan Bentley
Compliance Officer

Enclosures